Exhibit 26
                                                                      ----------

                                                   To:
                                                   Banca di Roma - Milan Branch
                                                   Piazza Tommaso Edison I
                                                   20123 Milan


Milan, November 14, 2001

Dear Sirs:

We received today the text we reproduce in full below, in token of our agreement.

"""""""""""""
                                                     Milan, November 14, 2001

                                                             To:
                                                             OLIMPIA SPA
                                                             Viale Sarca 222
                                                             20126 MILAN




                  Financing of 250,000,000= EUROS (two hundred fifty million Euros) Issuing bank: Banca di Roma S.p.A. (hereinafter "Bank") in favor of OLIMPIA SPA (hereinafter "Company")


We are pleased to communicate that our Bank has decided to grant your company a credit line for 6 months with the terms and conditions specified below:

1 - AMOUNT

Total amount 250,000,000= Euros (two hundred fifty million Euros).

2 - TERM

6 months from the signing of the agreements; within said term, the Company must reimburse the amount disbursed, together with accrued interest. No drawdowns will be admitted if their term expires beyond the expiration of the credit line.

3 - DRAWDOWNS

In one or several installments, in the form of cash advance, with notice of 2 banking business days (and therefore by 10 a.m.). The notice, which must be written, by telex or fax, must specify the minimum amount of 1,000,000= Euros (one million Euros) or whole multiples of 1,000,000= Euros (one million Euros).

4 - DISBURSEMENT OF THE DRAWDOWNS

Each individual drawdown will be disbursed by the Bank debiting a special account of the Company.

5 - DRAWDOWN PERIODS

The total or partial amount may be used for periods of one week, 1, 2, 3 and 6 months.

6 - REIMBURSEMENT OF DRAWDOWNS TERM OF THE CREDIT LINE OPT-OUT RIGHT

The "Company" will reimburse the amount of each drawdown at its expiration by paying to the "Bank," in the same currency, the respective amount to be deducted from the exposure. Reimbursement may not take place on a day other than the expiration date, unless the expiration date of a drawdown is a banking non-business day, in which case the reimbursement will take place on the immediately following banking business day.
The "Company" may prepay the amounts drawn down with notice to the Bank by registered letter with acknowledgement of receipt 7 banking business days before the prepayment day. Said term will begin from receipt by the Bank.

7 - UP FRONT COMMISSION

The Company will pay to the Bank a commission of 0.40% of the total amount of the credit line referred to in Article 1, within 60 business days of the signing of the contract, or at the same time with the prepayment.

8 - INTEREST RATE

Revisable for each drawdown (or drawdown renewal) and equal to the one-week, 1, 2, 3 and 6-month EURIBOR rate (calculation base actual days/360), depending on the term of the drawdown, plus 0.50% per annum, indicated for currency on the day of disbursement or renewal, and published on Reuters.

If on the day of calculation of the interest rate the Bank finds that, temporarily, there are no sources suitable for the calculation of the interest rate applicable for the new period. the Bank will communicate an alternative rate to the Company which, in due time, must communicate whether it intends to suspend the disbursement or, in the case of renewal, reimburse the drawdown or accept the conditions proposed.


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

9 - MATURITY

Concerning each drawdown, it is understood as the last day of the respective drawdown period. Whenever a maturity date is not a banking business day, the maturity date in question will be the immediately subsequent banking business day.

10 - RIGHT OF REPEATED DRAWDOWN

The company reserves the right to drawdown again the financing under the conditions referred to in Articles 3, 4 and 5, giving notice to the Bank in the terms and by the methods referred to in Article 3 above. Whenever the request for drawdown of the company is equal to the amount of the maturing drawdown as of that date, reimbursement and a successive new disbursement will not take place, but only a simple renewal of the maturing drawdown as of that date. If renewal is requested for a lower amount, the company will reimburse the difference between the amount of the maturing drawdown as of that date and the amount of the new drawdown. Whenever, however, the Company's request for drawdown is higher than the amount of the maturing drawdown as of that date, it will be fully renewed and increased up to the amount requested, by disbursement of additional funds, but always within the limits of the credit granted. Following the reimbursement of each drawdown, the credit line will be further usable for the respective amount provided a period at least equal to that of the requested drawdown is still missing until the maturity date of the credit line. Upon each request for drawdown or renewal of a drawdown by the Company, the total of the current drawdowns may not exceed the total amount referred to in Art. 1.

11 - INTEREST PAYMENT

For each drawdown, interest will be calculated on the maturity of each drawdown, based on the actual number of days divided by 360, with the understanding that the last drawdown will mature at the same time with the maturity of the credit line referred to in Article 2 above. In the event of opt-out, as referred to in
Article 14 below, the payment of interest for ongoing drawdowns must take place at the end of the drawdown with the latest maturity, with the understanding that the settlement of the interest for drawdowns maturing during the ongoing quarter at the time of the opt-out must take place on the opt-out date. The respective amount will be paid by the Company to the Bank on the days of payment of the interest, with the same currency.

12 - MISSED DRAWDOWN COMMISSION

The Company will pay to the Bank a commission of 0.25% per annum on the unused amount of the financing referred to in Article 1. This commission, which will be paid quarterly on maturity, at the end of each calendar quarter, will be calculated on the average weighted amount unused in the quarter in question, using as calculation factors the total amounts of the missed daily drawdowns out of the amount referred to in Art. 1, weighted on the actual number of days in which each of said missed drawdowns has taken place.


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

13 - LATE INTEREST

In the event of failure to pay in due time and in full any amount owed for any reason under this contract for a cause imputable to the Company, the unpaid amount will be subject to late interest calculated for the actual number of days lapsed and based on a year with 360 days, at a variable rate equal to the interest rate defined in Art. 7 above plus 2 percentage points per annum.
This interest will be accrued ipso jure, from the written notice of the Bank sent by registered letter with acknowledgement of receipt from the date of receipt of said written communication by the Company.

14 - OPT-OUT

The Company has the right to opt-out from the credit line at any time, provided the Bank received from the Company an irrevocable written communication by registered letter with acknowledgement of receipt 15 days before the date scheduled for the opt-out.
In the event of opt-out, the Company will not owe any penalty. In the event that, at the time of exercise of such right by the Company, there are ongoing drawdowns, they will be reimbursed on their natural maturity; in no event will the Company have the right to obtain new drawdowns from the time the Company exercised the opt-out right.

15 - MISCELLANEOUS OBLIGATIONS OF THE COMPANY

The "Company" pledges for the entire term of the financing and until total settlement of the relations arising from it:

     o to send to the Bank annual balance sheets within 90 days of their approval by the respective shareholders' meeting;
     o to notify the Bank immediately of any significant change or technical, administrative or legal event that may modify in a substantially damaging sense for the Bank the assets, economic and financial situation of the Company as compared to that of the last balance sheet approved on the date of disbursement;
     o to supply within 30 days of the written request of the Bank the declarations, documentation and any other document or data on its own equity and economic condition.

16 - IMPOSSIBILITY TO POSTPONE THE OBLIGATIONS OF THE COMPANY

Failure to pay on the established date any amount owed as reimbursement of capital and interest and, more generally, any of the obligations hereunder, may not be suspended or delayed.

17 - FORFEITURE OF THE BENEFIT OF TERM OF THE OPT-OUT RIGHT

It is understood that the Company will benefit the forfeit of any term hereunder, in the occurrence of any of the hypotheses set forth in Art. 1186 of the Civil Code. The forfeiture of the benefit of term will be communicated by the Bank to the Company, by registered letter with acknowledgement of receipt. In this case, the Company must reimburse all amounts owed in capital and pay all matured interest until the date of receipt of said letter. It is expressly established that the contract will be canceled pursuant to Art. 1456 C.C. in the event of:


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

     o failure or delay in the refund of amounts by the Company lasting 30 days and not remedied within 15 calendar days of the date of written communication from the Bank;
     o the Company's failure to fully and punctually perform any of its obligations under Article 15 a), b), c), unless the Company remedies the failure within 15 days of the request in this sense from the Bank sent by registered letter with acknowledgement of receipt;
     o non-truthfulness of the financial statements submitted by the Company for the purposes of, or during the financing, pursuant to Art. 15 c).

     In the occurrence of even one of the situations of hypotheses of non-compliance mentioned above, the Bank is entitled to declare that the Company forfeited the benefit of term or to cancel the financing relationship, with simple notice by registered letter with acknowledgement of receipt. Consequently, in this case, this credit line will be deemed expired or canceled as of the day of receipt of said notice, for the entire portion still in existence, and the company must timely reimburse the balance disbursed and not yet reimbursed, with interest at the rate referred to in Article 8 until the date of forfeiture of the benefit of term or cancellation and, as of that day, with late interest at the rate established in Article 13, until the day of actual payment with incidentals, and damages, if any, proven with undisputable documentary evidence for losses possibly incurred by the Bank due to the cancellation of the relationship.

18 - CHARGES

It is understood that the Company will pay any charges for taxes, fees, withholdings or conditions that must be applied in connection with this contract, including its registration, with the understanding that the Bank must receive the amounts net of any charge, equal to those set forth herein.

19 - EUROPEAN MONETARY UNION

The Company takes note:
     o    that, following the fact that Italy joined the European Monetary Union
          (EMU) as of 1/1/1999, the Italian Lira may be replaced by the sole European currency named Euro;

     o that consequently the Bank has the right to carry out and post to the accounts the operations governed by this contract, both in lire and in Euros, as long as the lira will continue being legal tender.
Furthermore, the parties agree that the interest rate or the respective calculation methods and other economic conditions set forth herein will not be modified because of the adoption of the Euro. It is understood, however, that the change of the currency following the monetary unification process will not constitute in any event a cause for cancellation of the contract, pursuant to
Article 3 of CE regulation No. 1103/97. It is further specified that the adoption of the Euribor parameter has been established by D.M. No. 104344 of December 23, 1998, published in the Gazzetta Ufficiale, General Series No. 302 of 12/29/1998, valid as of December 30, 1998.



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

20 - OBLIGATIONS OF ASSIGNS

All obligations assumed by the "Company" are understood to be constituted with joint and several liability for all possible successors or assigns.

21 - AMENDMENTS OF THESE CONDITIONS

Any possible amendments of these conditions must be made in writing.

22 - PROOF OF CREDIT

The statements of account, records and in general the accounting records of the "Bank" will always have the value of full proof (except in the event of material error) in any venue and for any effect of the credit to the "Company," if not answered by the "Company," indicating its reasons, within 90 (ninety) days of receipt.

23 - COURT OF JURISDICTION

For all disputes that may arise from this contract, the Court of Milan will have jurisdiction.

24 - COMMUNICATIONS

Communications will be issued by letter to the following addresses:
- to the "Bank":
         BANCA DI ROMA SPA
         MILAN BRANCH
         Piazza T. Edison 1
         20123 MILAN

         Attn: Dr. Paola Ghilardi
         ------------------------
         Tel.:    02 80273 534
         Fax:     02 80273 414

- to the "Company":
         OLIMPIA SPA
         Viale Sarca 222
         20126 Milan

         Attn: Financial Department - Dr. Gironi
         ---------------------------------------

         Tel.:    02 6442 2349
         Fax:     02 6442 2461





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

25 - CHANGES OF ADDRESS

Any change of address must be communicated to the other party by registered letter with acknowledgement of receipt.

                                 ------ / ------
If you agree with the above, please transcribe the text of this letter on your letterhead, having it regularly signed by your Legal Representatives and signed on every individual page.

After said signature, please add at the foot, with an additional signature at the end, the following declaration: "Pursuant to and for the purposes of Art. 1341 C.C., we declare that we specifically agree with the following articles:

Article 12 Missed drawdown commission.
Article 13 Late interest.
Article 15 Various obligations of the Company.
Article 16 Impossibility to postpone the obligations of the Company.
Article 17 Forfeiture of the benefit of the term and cancellation of the contract.
Article 18 Charges.
Article 20 Obligations for assigns.
Article 22 Proof of credit.
Article 23 Court of jurisdiction.

Best regards.

                              BANCA DI ROMA S.P.A.

                        Paola Ghilardi Andrea Del Moretto

""""""""""""""""


                                  For agreement

                                  Luciano Gobbi

                                 Olimpia S.p.A.





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

Pursuant to and for the purposes of Art. 1341 C.C., we declare that we specifically agree with the following articles:

Article 12 Missed drawdown commission.
Article 13 Late interest.
Article 15 Various obligations of the Company.
Article 16 Impossibility to postpone the obligations of the Company.
Article 17 Forfeiture of the benefit of the term and cancellation of the contract.
Article 18 Charges.
Article 20 Obligations for assigns.
Article 22 Proof of credit.
Article 23 Court of jurisdiction.
















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